September 25, 2017

Trust for Professional Managers
615 East Michigan Street
Milwaukee, Wisconsin  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated June 27, 2011 regarding the sale of Institutional Class and Retail Class shares of the M.D. Sass Short Term U.S. Government Agency Income Fund (f/k/a M.D. Sass 1-3 Year Duration U.S. Agency Bond Fund) and our opinion dated June 27, 2013 regarding the sale of Institutional Class and Retail Class (now designated as Investor Class) shares of the M.D. Sass Equity Income Plus Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.